

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Jake Noch
Chief Executive Officer
Music Licensing Inc.
3811 Airport Pulling Road North, Suite 203
Naples, FL 34105

Re: Music Licensing Inc.
Amendment No. 6 to Offering Statement on Form 1-A
Filed December 7, 2022
File No. 024-12048

Dear Jake Noch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

Amendment No. 6 to Offering Statement on Form 1-A Filed December 7, 2022

Plan of Distribution, page 15

1. We note your amended disclosure in response to comment 1. Please revise to include a risk factor that describes the risks associated with shares offered by the company and your selling shareholder at the same time, including the fact that you may not raise the intended proceeds due to competing offers and sales.

Legal Proceedings
Arbitration: Music Licensing Inc. vs. OTC Link LLC, page 19

2. We note your disclosure regarding your arbitration with OTC Link LLC. Please describe in further detail the allegations against OTC Link LLC and how you arrived at the value

of the damages sought.

Interest of Management in Certain Transactions, page 33

3.   We note your amended disclosure in response to comment 3, including your statement that you cannot assign value to the purchase of 44,941,214 shares of Common Stock by Eric Horton of C&S Advisors Inc. from Talari Industries LLC and Harvest Fund LLC. Please explain in further detail why such valuation cannot be determined. We also note your statement regarding the Share Exchange Agreement between Nuvus Gro Corp. and Pro Music Rights that "[a]ssignment of value to this transaction cannot be determined at this time since this was a Share exchange transaction." Please explain in further detail why such valuation cannot be determined at this time. For example, please elaborate on why fair value, book value, or par value was not or could not be assigned to the shares in the transaction, and if no value can be assigned, how you determined the number of shares to issue or amount that was paid. Please also explain your statement on page 33 that "[t]he Shares being offered by Mr. Noch as a Selling Shareholder do not exceed the value he relinquished for such Shares" in light of the fact that you have not assigned a value to the shares exchanged in the Share Exchange Agreement. Additionally, please revise the risk factor that you added to page 13 to discuss the risks associated with interested parties involved on both sides of the transactions. Finally, elaborate upon your disclosure where you indicate that "all of the directors (Jake Noch, Vito Roppo, Paul Ring, Rodrigo Di Federico and James Chillemi) were involved in this transaction," to explain the manner in which they were "involved."

Security Ownership of Management and Certain Securityholders, page 33

4.   Please revise to include the voting securities beneficially owned by the directors, in addition to the voting securities beneficially owned by Jake Noch. Please refer to Part II. Item 12 of Form 1-A.

Pro Music Rights, Inc. Financial Statements
Notes to the Financial Statements
Note 3 - Significant Accounting Policies, page 35

5.   We note your response to comment 5; however, it did not address the substance of our comment. We therefore reissue our comment. Please provide a robust description of the facts and circumstances whereby all billings were generated and provide the specific authoritative guidance you used in your determination that deferred revenue and the corresponding accounts receivable met the criteria under generally accepted accounting principles to be recorded in your financial statements.

Nuvus Gro Corp. Financial Statements
Independent Auditors' Report, page 35

6.   We note your response to comment 6; however, we do not see where your auditor has

included a report date in accordance with Rule 2-02 of Regulation S-X. We therefore reissue the comment. Please have your auditor amend their report to include the report date.

General

7.   Please file your auditor's currently dated consent (Exhibit A-11) for Nuvus Gro Corp in the next amendment.

8.   We note your revised disclosure in response to comment 8; however we still note multiple references to "selling securityholders" and "selling shareholders" throughout your offering circular. Please revise to remove such references.

You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nick Antaki